Bayes Capital Markets LLC

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2015

Schedule III

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule.